UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   April 20, 2006

ANTICUS INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2175 rue de la Montagne, Suite 300
Montreal, Quebec, Canada H3G 1Z8
(Address of Principal Executive Offices)

(514) 875-5072 Extension 19
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement

Effective April 20, 2006, Anticus International Corporation ("Anticus") has acquired a worldwide exclusive license to the microbiological process known as "Prolactis". The process provides for the bioconversion of lactose and other sugar into high proteins biomass, literally transforming waste and by-products into water and yeast to be used in animal feed.

The agreement is by and between Anticus International Corporation; Gilles Varin, President, and:

Michel Deblois Technologies Inc., a body duly constituted under the "Canadian Business Act";
Michel Deblois, President, and

Costal, Inc., a body duly constituted under the "Loi sur les Companied u Quebec",
Jacques Goulet, President, and

Redal, Inc., a body duly constituted under the "Loi sur les Companied u Quebec",
Lucien Pomerleau, General Director

As compensation for the license, Anticus was required to pay two million one hundred thousand (2,100,000) common shares. All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

Anticus shall also pay Redal, Inc. a royalty of four percent (4%) of all gross sales.

Redal, Inc. holds the exclusive right to supply the proprietary components of the systems, at fair values to be agreed between the parties.

Anticus is required to meet the following performance conditions to maintain the license:

Anticus must enter into a long term supply agreement for processable lactos or sugars in amounts sufficient to operate twenty (20) standard six thousand (6000) liter per hour bioconversion towers no later than June 15, 2006

Anticus must provide a 30% cash payment for the purchase of twenty (20) standard six thousand (6000) liter per hour bioconversion towers no later than September 15, 2006

Anticus must provide a 30% cash payment for the purchase of eighty (80) standard six thousand (6000) liter per hour bioconversion towers no later than September 15, 2007 and each year until September 15, 2017

Section 3 – Securities and Trading Markets

Item 3.02   Unregistered Sales of Equity Securities

Effective April 21, 2006, Anticus International Corporation has issued two million one hundred thousand (2,100,000) common stock shares of the company as compensation for the acquisition of the worldwide microbiological process known as "Prolactis", pursuant to the terms of an agreement entered into for such acquisition.

The common stock shares were issued to;

Michel Deblois, Michel Deblois Technologies, Inc., President (700,000 common shares)

Jacques Goulet, Costal Inc., President (700,000 common shares)

Lucien Pomerleau, Redal, Inc. General Director (700,000 common shares)

All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our stock took their shares for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

Section 5 – Corporate Governance and Management
Item 5.02   Departure of Directors or Principal Officers; Election of Directors;
                    Appointment of Principal Officers

Effective April 21, 2006, Anticus International Corporation has effected the appointment of five (5) new directors.

Henri Baudet
Mr. Baudet begins his career in the banking industry in 1970 in Geneva , Switzerland , with Banque Pariente (now Banca del Gottardo) where he held different management positions in several fields such as administration, stocks and bonds , financial management. In 1973, he moved to Keyser Ullmann, a British merchant bank where he was responsible for the securities division. In 1986, He was appointed vice president at Banque de Dépot (a Latsis Group bank) as head of the private customers division. In 1989, he became Director of JP Jordan & Cie SA, a renown portfolio management company in Geneva . In 1997, with some partners, he founded his own company, AS-B & Cie SA , dedicated to assets management for private clients. Over the years, Mr. Baudet has developed a great knowledge in financial mechanisms as well as an impressive list of contacts in the financial community.

Gerrit Bres
Mr. Bres, born in Holland, spent most of his career in the food industry, including 25 years for Mc Cain, a Canadian multinational food processor. His last position held was president of one of their divisions. He has been involved with the Canadian Meat Council from 1978 to 1998; acting as a Director from 1996 to 1997. Recently, he has worked as a consultant, more specifically as special project manager for projects like continuous quality improvement system and new plant planning.

Jacques Goulet
Mr. Goulet agr. Ph. D obtained his Ph. D at McGill University, Montreal, Quebec, in applied microbiology in 1974. He is currently a professor in Food Science and Nutrition at Laval University, in Quebec City Canada. He is also the scientific director of a private company producing various microbial cultures distributed in many countries for several uses in the agro-food and the pharmaceuticals industries. He has contributed over the years to the publication of numerous papers in acknowledged scientific journals. He was a member of several scientific committees related to the food and the biotechnology industry.

Lucien Pomerleau
Mr. Pomerleau agr. has obtained a Masters Degree in Science and Technology of Foods at Laval University, Quebec City, Canada in 1988. He is currently general director of Redal, Inc. a company specialized in the environmentally friendly treatment of by-products from the food industry. From 1987 to 1989, Mr. Pomerleau was the Director of Ads-Biotechnologies, Inc. From 1989 to 1995 he was the General Director of Alpha-Biotech which became Redal, Inc. which specialized in the revaluation of by-product and environmental treatment. In 1995 Mr. Pomerleau created Alpha-Biotech 2000, Inc. which concentrated the work on consulting in food transformation proposing various techniques to food companies to improve their processes.

Xin Zhao
Dr. Xin Zhao is professor and Chair at the Department of Animal Science at McGill University, Montreal, Quebec. In 1989, Cr. Zhao obtained a PHD from Cornell University in animal science, minors in physiology and nutrition.

Education

1985-1989	Ph.D., Cornell University, Animal Science, Minors: Physiology and Nutrition
1982-1985	Masters of Science, Nutritional Physiology and Nutritional Biochemistry Nanjing Agricultural University
1978-1982	Bachelor of Science, Animal Science, Nanjing Agricultural College

Employment

2006 -	Professor, Dept. of Animal Science Macdonald Campus, McGill University
June 2004-	Chair (second term), Department of Animal Science Macdonald Campus, McGill University
June 1999-May 2004	Chair, Department of Animal Science Macdonald Campus, McGill University
1997 - 2005	Associate Professor, Dept. of Animal Science Macdonald Campus, McGill University

Item 5.06 Change in Shell Company Status

Effective April 20, 2006, Anticus International Corporation ("Anticus") has acquired a worldwide exclusive license to the microbiological process known as "Prolactis". The process provides for the bioconversion of lactose and other sugar into high proteins biomass, literally transforming waste and by-products into water and yeast to be used in animal feed.

The agreement is by and between Anticus International Corporation; Gilles Varin, President, and:

Michel Deblois Technologies Inc., a body duly constituted under the "Canadian Business Act";
Michel Deblois, President, and

Costal, Inc., a body duly constituted under the "Loi sur les Companied u Quebec",
Jacques Goulet, President, and

Redal, Inc., a body duly constituted under the "Loi sur les Companied u Quebec",
Lucien Pomerleau, General Director

As compensation for the license, Anticus was required to pay two million one hundred thousand (2,100,000) common shares. All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

Anticus shall also pay Redal, Inc. a royalty of four percent (4%) of all gross sales.

Redal, Inc. holds the exclusive right to supply the proprietary components of the systems, at fair values to be agreed between the parties.

Anticus is required to meet the following performance conditions to maintain the license:

Anticus must enter into a long term supply agreement for processable lactos or sugars in amounts sufficient to operate twenty (20) standard six thousand (6000) liter per hour bioconversion towers no later than June 15, 2006

Anticus must provide a 30% cash payment for the purchase of twenty (20) standard six thousand (6000) liter per hour bioconversion towers no later than September 15, 2006

Anticus must provide a 30% cash payment for the purchase of eighty (80) standard six thousand (6000) liter per hour bioconversion towers no later than September 15, 2007 and each year until September 15, 2017

Anticus International has been previously reporting its status as a shell company (as defined in Rule 12b-2 of the Exchange Act). This license and the addition of an expanded board of directors establish a new business objective and revive our operations.

These developments are recent and activities to exploit the opportunities this license are expanding daily. We believe that we have transitioned out of status as a shell company (as defined in Rule 12b-2 of the Exchange Act). Operations are developing and we are under performance conditions to maintain our license.

Section 9 – Financial Statements and Exhibits

Section 9.01 Financial Statements and Exhibits

Anticus International Corporation includes herewith the following exhibit:

Exhibit 10 – Material Definitive Contract

Agreement for acquisition of the worldwide exclusive license to the microbiological process known as "Prolactis".

By and between Anticus International Corporation; Gilles Varin, President, and: Michel Deblois Technologies Inc., Michel Deblois, President, and Costal, Inc., Jacques Goulet, President, and Redal, Inc., Lucien Pomerleau, General Director

As Amended

English translation included, French document is primary.

The exhibit is provided in its French and English versions, as a combined document, with the French version presented first and the English following, as a matter of convenience. The French version is the controlling document. The English version has no legal effect..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: April 21, 2006   By: \s\   Mr. Gilles Varin, President
                                                 Name: Mr. Gilles Varin
                                                 Title: President and Director